FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

20 May 2020

Notification of a Transaction by a Person Discharging Managerial Responsibilities ("PDMR") and a Person Closely Associated with a PDMR

On 19 May 2020, Steven Guggenheimer reported to HSBC Holdings plc (the "Company") that he had acquired American Depositary Shares ("ADS")1 in the Company jointly with his spouse, Nichola Guggenheimer. They acquired 1,000 ADS, representing 5,000 US$0.50 ordinary shares, on 1 May 2020 and at US$25.3129 per ADS.

1ADS are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Steven Guggenheimer

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-05-01	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$25.31	1,000	US$25,312.90
		Aggregated	US$25.313	1,000	US$25,312.90

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 May 2020